EXHIBIT 99.1
Qiao Xing Universal Telephone, Inc to Release Its 2005 Financial Results On June 20, 2006
     HUIZHOU, Guangdong, China, June 14 /Xinhua-PRNewswire/ —Qiao Xing Universal Telephone, Inc (Nasdaq:XING) today announced that it plans to release its 2005 financial results on Form 20-F on June 20, 2006.
     The Company also indicates that for 2005 compared with 2004, the cash flow from operating activity has turned positive and its basic EPS before extraordinary gain would increase significantly to well above USD 1 dollar for 2005 from USD 17 cents for 2004.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728.’ The Company has established 2 co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.

SOURCE Qiao Xing Universal Telephone, Inc.
     -0-                06/14/2006
     /CONTACT: Rick Xiao, IR Director of XING, +86-752-282-0268, or
rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)